

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 8, 2016

Robert B. Atwell
Chairman, President, and
Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301

> **Re:** **Nicolet Bankshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 30, 2015**
> **File No. 333-208192**

Dear Mr. Atwell:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2015 letter.

Pro Forma Condensed Statements of Income (Unaudited), page 13

1. We note disclosure in footnote five on page 14 that you have included within the pro forma adjustment to the "Other expense" line item amounts related to "cost savings as a result of merger." Please tell us and revise your filing to describe these cost savings in further detail by providing both qualitative and quantitative information included in the pro forma adjustment for each of the periods presented. Please also tell us how you determined that these cost savings were directly attributable to the merger, expected to have continuing impact, and are factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services